1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: February 24, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
For the month of January 2009
This is to report 1) the changes in the shareholdings of our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of Jan. 2009.
1)The changes in the shareholdings of our directors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of shares held	Number of shares held
		as of December 31,	as of January 31,
Title	Name	2008	2009	Changes
Senior Vice President	Stephen T. Tso	15,444,895	15,414,895	-30,000
Vice President	M. C. Tzeng	7,581,038	7,536,038	-45,000
Vice President	Jason C.S. Chen	2,309,970	2,279,970	-30,000
Vice President	Y. P. Chin	6,975,076	6,970,076	-5,000
Vice President	N. S. Tsai	2,629,088	1,829,088	-800,000
Senior Director	L.C. Tu	9,196,080	9,188,080	-8,000
2) The pledge and clear of pledge of TSMC common shares by our directors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Date of pledge (or	Accumulated number of common shares pledged as of
Title	Name	clear pledge)	January 31, 2009
Director	National Development Fund, Executive Yuan	2009-01-17	1,644,820,402
Vice President	Richard Thurston	2009-01-12	0
3) The acquisition of assets:

Description of assets	Purchase price
Manufacturing Equipment	NT$580,336,685
4)	The disposition of assets: None.